M. ALI PANJWANI

Partner

Direct Tel: 212-326-0820

Fax: 212-326-0806

ali.panjwani@pryorcashman.com

March 29, 2024

Via Edgar

Uwem Bassey

Jan Woo

Dave Edgar

Chris Dietz

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	zSpace, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted February 15, 2024

CIK No. 0001637147

Ladies and Gentlemen:

On behalf of our client, zSpace, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 2 to the Draft Registration Statement on Form S-1 of the Company (“Amendment No. 2”), marked to indicate changes from the Draft Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2024.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated March 11, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Securities and Exchange Commission

March 29, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on February 15, 2024

Prospectus Summary, page 1

1.	You discuss the total addressable market in several international regions but note your disclosure elsewhere that your customer base is primarily in the United States. Please disclose the percentage of revenue that you generate internationally and clarify whether you have generated a material amount of revenue in any specific region or country, including China. In this regard, we note that you have included specific risk factors regarding business activities in the PRC.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 73 of Amendment No. 2 to disclose the percentage of revenue that the Company generates domestically and internationally and to clarify that we have generated a material amount of revenue in China in the past, but that the percentage of revenue generated from China decreased significantly from 2022 to 2023 and that we expect the percentage of revenue generated from China in 2024 to be significantly lower than in 2023. The Company has also revised the risk factors on page 17 Amendment No. 2 to reflect the Company’s current and expected business in China.

2.	We note that in connection with this offering, each currently outstanding shares of preferred stock will convert into a number of shares of common stock. Please disclose the terms of the conversion in the prospectus summary and the effect of the conversion on investors in this offering.

Response:

In response to the Staff’s comment, the Company has updated the disclosure on pages 9 and 54 of Amendment No. 2 to disclose the terms of the conversion of preferred stock into common stock that will occur in connection with this offering, and to disclose the effect of such conversion on investors in this offering.

Summary Financial Data

Consolidated Statements of Operations, page 10

3.	We note your placeholder for pro forma net loss per share. Please revise to explain the nature of the adjustments to arrive at pro forma net loss per share and consider including a reconciliation of the numerator and denominators. Confirm that you will include an adjustment to pro forma net loss per share to eliminate the interest expense and debt discount amortization on loans that were converted into NCNV preferred stock as part of the recapitalization transaction. Also, confirm that the unrecognized stock-based compensation expense for the September 2022 grant will be reflected in pro forma net loss per share, as if it were recognized as of the beginning of the earliest period presented.

Response:

In response to the Staff’s comment regarding the explanation of the nature of the adjustments to the pro forma net loss per share, the Company has revised the Consolidated Statement of Operations to add footnote (1) to the Pro forma net loss per share, which is consistent with footnote (1) of the pro forma Consolidated Balance Sheet Data. Such revision is as follows and on page 11 of Amendment No. 2.

Securities and Exchange Commission

March 29, 2024

Consolidated Statements of Operations

(In Thousands)	2023	2022
Revenues		$35,784
Cost of goods sold		22,656
Gross profit		13,128
Operating expenses:
Research and development		4,666
Selling and marketing		11,585
General and administrative		6,780
Total operating expenses		23,031
Loss from operations		(9,903)
Other income (expense):
Interest expense		(3,696)
Other (expense) income, net		(196)
Loss on extinguishment of debt		(3,346)
Forgiveness of paycheck protection program loan		2,012
Loss, before income taxes		(15,129)
Income tax provision		(44)
Net loss		$(15,173)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment		212
Comprehensive loss		$(14,961)

Net loss per share – basic and diluted		$(156.71)
Weighted average shares outstanding – basic and diluted		161,683
Pro forma net loss per share, basic and diluted (unaudited) (1)
Weighted average shares outstanding used in computing pro forma net loss per share basic and diluted (unaudited) (1)

(1)	Reflects (i) the amounts converted from debt to convertible preferred stock, inclusive of any accrued interest or debt discount, under the recapitalization as described under “Capitalization”, (ii) the stock-based compensation expense of (a) $ associated with stock options for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2023 and (b) the performance event-based vesting condition that will be satisfied in connection with this offering, after giving effect of shares withheld to satisfy the associated withholding tax obligations (based on the assumed initial public offering price of $ per share and an assumed % tax withholding rate).

The Company acknowledges the Staff’s comment regarding including a reconciliation of the numerators and denominators of the pro forma net loss per share calculation, and plans to address the comment in a subsequent amendment to the Company’s registration statement that incorporates the Company’s audited 2023 financial information.

In response to the Staff’s comment regarding the recognition of the unrecognized stock-based compensation expense for the September 2022 grant, the Company refers the Staff to the Company’s response to Comment 20 of the Comment Letter; specifically, the explanation that 100% of the September 2022 grants were performance-conditioned. The performance condition for these option grants assumed a liquidity event which included a reverse capitalization (“Liquidity Event”). No options vest if the performance condition is not met. The Liquidity Event did not occur when the related merger agreement was terminated in June 2023. As such, in accordance with ASC 718, the unrecognized compensation expense for these options disclosed in Note 7 to the 2022 Consolidated Financial Statements will not be recognized or reflected in pro forma net loss per share.

Securities and Exchange Commission

March 29, 2024

Consolidated Balance Sheet Data, page 11

4.	Please revise to address the following:

•	Footnote (1) indicates that the pro forma balance sheet gives effect the recapitalization that occurred on December 30, 2023. Considering this transaction will be reflected in the balance sheet as of December 31, 2023, revise to remove this adjustment from footnote (1).
•	In footnote (1) you disclose that the unrecognized stock-based compensation expense to be recorded in connection with the offering will result in a decrease in additional paid in capital. Please explain to us why recording the stock compensation expense results in a decrease in additional paid in capital rather than an increase.
•	We note that note (2) is included in the pro forma column header; however, the description refers to the pro forma as adjusted column. Please revise accordingly and ensure your presentation is consistent with your presentation in the capitalization table on page 51.
•	Revise to include the conversion of the Series A preferred stock into common stock in the pro forma column.
•	Lastly, consider revising to include line items for common stock and preferred stock in the pro forma balance sheet.

Response:

(i)

In response to the Staff’s comment, the Company has revised the footnote to the Pro Forma column of the Consolidated Balance Sheet Data table to remove the recapitalization completed as of December 31, 2023 to be reflected in the December 31, 2023 column. See such revisions below and on page 12 of Amendment No. 2.

(ii)	In response to the Staff’s comment, the Company has revised the footnote to the Pro Forma column of the Consolidated Balance Sheet Data table to remove the reference to the increase in liabilities and decrease in additional paid-in capital related to the withholding tax. See such revisions below and on page 12 of Amendment No. 2.

(iii)	In response to the Staff’s comment, the Company has revised the column reference to “Pro Forma” in footnote 2 and has revised the line item descriptions for consistency in both the Consolidated Balance Sheet Data table and the capitalization table. See such revisions below and on page 12 of Amendment No. 2.

(iv)	In response to the Staff’s comment, the Company has revised the Consolidated Balance Sheet Data table to include the Total Convertible Preferred Stock line item, which includes Series A and NCNV preferred stock as defined in footnote 2 and consistent with the capitalization table. See such revisions below and on page 12 of Amendment No. 2.

(v)	In response to the Staff’s comment, the Company has revised the pro forma Consolidated Balance Sheet Data table to include line items for both Total Convertible Preferred Stock and Common Stock. See such revisions below and on page 12 of Amendment No. 2.

Securities and Exchange Commission

March 29, 2024

Consolidated Balance Sheet Data

As of December 31,
(In Thousands)	2023	Pro Forma(1)(2)	Pro Forma as Adjusted(3)
Cash and cash equivalents
Working capital(4)
Total assets
Convertible debt
Related party debt
Noncurrent ~~related party~~ accrued interest
Total L~~l~~iabilities
Total Convertible ~~P~~Preferred ~~S~~Stock
Common stock
Additional paid-in capital
Accumulated deficit
Total stockholders’ deficit

(1)	The pro forma consolidated balance sheet data gives effect to ~~the amounts converted from debt to preferred stock under the recapitalization as described under “Capitalization”, (iii)~~ the stock-based compensation expense of $ associated with stock options for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2023 and the performance event-based vesting condition that will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations (based on the assumed initial public offering price of $ per share and an assumed % tax withholding rate) ~~and the related increase in liabilities and corresponding decrease in additional paid-in capital~~.

(2)	The pro forma ~~as adjusted~~ consolidated balance sheet data gives effect to the automatic conversion of the convertible preferred stock (Series A and NCNV preferred stock) outstanding as of December 31, 2023 as described under “Capitalization” into shares of our common stock at the assumed initial public offering price of $ per share at the consummation of this offering.

(3)	The pro forma ~~as adjusted~~ consolidated balance sheet data gives effect to the issuance and sale by us of million shares of our common stock in this offering at the assumed initial public offering price of $ per share, after deducting the underwriting discounts and commission and estimated offering expenses payable by us and the application of the net proceeds from this offering to us as described under “Use of Proceeds,” in each case, as if such event had occurred on December 31, 2023.

(4)	Working capital is defined as total current assets less total current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Securities and Exchange Commission

March 29, 2024

CAPITALIZATION

…

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our consolidated financial statements and the sections titled “Prospectus Summary — Summary Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following amounts are in thousands, except per share data.

As of December 31,
(In Thousands)	2023	Pro Forma(1)(2)	Pro Forma as Adjusted(3)
Liabilities
Convertible debt
Related party debt
Non-current accrued interest
Total Liabilities
Convertible ~~Temporary redeemable p~~Preferred ~~s~~Stock:
Series A preferred stock, $0.00001 par value; issued and outstanding, pro forma and pro forma as adjusted
~~NCNV preferred stock, $0.00001 par value; issued and outstanding, , pro forma and pro forma as adjusted~~
NCNV preferred stock 1, $0.00001 par value; issued and outstanding, pro forma and pro forma as adjusted
NCNV preferred stock 2, $0.00001 par value; issued and outstanding, pro forma and pro forma as adjusted
NCNV preferred stock 3, $0.00001 par value;
Total Convertible Preferred Stock
Common stock, $0.00001 par value; shares
Additional paid in capital
Accumulated other comprehensive income (loss)
Accumulated deficit
Total Stockholders’ Deficit

(1)	The pro forma capitalization data gives effect to the stock-based compensation expense of $ associated with stock options for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2023 and the performance event-based vesting condition that will be satisfied in connection with this offering, after giving effect to shares withheld to satisfy the associated withholding tax obligations (based on the assumed initial public offering price of $ per share and an assumed % tax withholding rate).

(2)	The pro forma capitalization data gives effect to the automatic conversion of the convertible preferred stock (Series A and NCNV preferred stock) outstanding as of December 31, 2023 into shares of our common stock at the assumed initial public offering price of $ per share at the consummation of this offering.

(3)	The pro forma as adjusted capitalization data gives effect to the issuance and sale by us of million shares of our common stock in this offering at the assumed initial public offering price of $ per share, after deducting the underwriting discounts and commission and estimated offering expenses payable by us and the application of the net proceeds from this offering to us as described under “Use of Proceeds,” in each case, as if such event had occurred on December 31, 2023

Risk Factors, page 13

5.	Please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 9, 43-44 and 82 of Amendment No. 2 to include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that it may elect not to comply with certain corporate governance requirements.

Securities and Exchange Commission

March 29, 2024

6.	Please add a risk factor regarding the reliance on a limited number of significant customers. We note that you had one customers that accounted for 16% of your total revenue in 2022. Disclose the terms of any material agreements with your significant customer, including term and termination provisions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 of Amendment No. 2 to include a risk factor regarding the Company’s reliance on a limited number of significant customers, and to clarify that the Company does not have material agreements with its largest customer in 2022 or 2023.

We have a history of net losses…., page 13

7.	Please disclose that the auditors have raised substantial doubt about the company's ability to continue as a going concern based on recurring losses from operations, negative cash flows from operations, non-compliance with certain debt covenants and has a net working capital deficiency.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 27-28 and 67 of Amendment No. 2 to disclose that the auditors have raised substantial doubt about the Company’s ability to continue as a going concern based on recurring losses from operations, negative cash flows from operations, non-compliance with certain debt covenants and has a working capital deficiency.

We were involved in a SPAC transaction that was terminated…., page 17

8.	In connection with the termination of the merger agreement with EdtechX Holdings Acquisition Corp., you state that EdtechX is alleging certain breaches. Please discuss the nature of the allegations against the company.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 19 of Amendment No. 2 to provide additional detail regarding the breaches alleged by EdtechX.

Securities and Exchange Commission

March 29, 2024

Risks Related to Financial and Accounting Matters

We have identified material weaknesses in our internal control over financial reporting…., page 25

9.	We note your material weakness in internal control over financial reporting. Revise to disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred, or expect to incur.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 2 to describe the material weaknesses in internal control of financial reporting and to disclose how long it estimates it will take to complete the Company’s plan and the associated material costs that the Company has incurred and expects to incur.

Capitalization, page 51

10.	Please revise to include a pro forma adjustment for the stock-based compensation expense to be recorded in connection with the offering, as described in footnote (1) to the consolidated pro forma balance sheet data on page 11. Also, revise to include an adjustment to pro forma net loss per share to eliminate the interest expense and debt discount amortization on loans that were converted into NCNV preferred stock as part of the recapitalization transaction. Lastly, revise to give effect to the automatic conversion of Series A preferred stock into common stock, as disclosed on page 92.

Response:

In response to the Staff’s comment to include an adjustment to pro forma net loss per share to eliminate the interest expense and debt discount amortization on loans that were converted into NCNV preferred stock as part of the recapitalization transaction, the Company has revised its Consolidated Statements of Operations in the SUMMARY FINANCIAL DATA section as provided in the Company’s response to comment 3 of the Comment Letter and on pages 11-12 of Amendment No. 2.

In response to the Staff’s comments regarding the stock-based compensation expense in connection with the offering and the automatic conversion of Series A preferred stock into common stock, the Company has revised its CAPITALIZATION section on pages 51-52 of Amendment No. 2 to include the pro forma adjustments provided below. Please note that the revisions below include revisions made to in response to comment 4 of the Comment Letter.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, available-for-sale marketable securities and our capitalization as of December 31, 2023:

•	on an actual basis;
•	on a pro forma basis after giving effect to the mandatory conversion of (i) 3,874,946 shares of Series A preferred stock into shares of our common stock at the consummation of this offering;
•	on a pro forma basis after giving effect to the automatic conversion of (i) 54,750 shares of NCNV 1 preferred stock into shares of our common stock, (ii) 5,752 shares of NCNV 2 preferred stock into shares of our common stock, and (iii) 48,640 shares of NCNV 3 preferred stock into shares of our common stock at the consummation of this offering;
•	on a pro forma basis after giving effect to the stock-based compensation expense of (a) $ associated with stock options for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2023 and (b) the performance event-based vesting condition that will be satisfied in connection with this offering, after giving effect of shares withheld to satisfy the associated withholding tax obligations (based on the assumed initial public offering price of $ per share and an assumed % tax withholding rate).
•	on a pro forma as adjusted basis to give effect to our issuance and sale of shares of our common stock in the offering at an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering to us as described under “Use of Proceeds,” in each case, as if such event had occurred on December 31, 2023.

Securities and Exchange Commission

March 29, 2024

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our consolidated financial statements and the sections titled “Prospectus Summary — Summary Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following amounts are in thousands, except per share data.

As of December 31,
(In Thousands)	2023	Pro Forma(2)	Pro Form as Adjusted
Liabilities
Convertible debt
Related party debt
Non-current accrued interest
Total Liabilities
Convertible Preferred Stock:
Series A preferred stock, $0.00001 par value; issued and outstanding, pro forma and pro forma as adjusted
NCNV preferred stock 1, $0.00001 par value; issued and outstanding, pro forma and pro forma as adjusted
NCNV preferred stock 2, $0.00001 par value; issued and outstanding, pro forma and pro forma as adjusted
NCNV preferred stock 3, $0.00001 par value;
Total Convertible Preferred Stock
Common stock, $0.00001 par value; shares
Additional paid in capital
Accumulated other comprehensive income (loss)
Accumulated deficit
Total Stockholders’ Deficit

(1)	These pro forma adjustments are to give effect to the consummation of this offering.

Securities and Exchange Commission

March 29, 2024

Dilution, page 53

11.	Please explain to us why you reduce the historical net tangible book value (deficit) for the preferred stock that is not included in equity. As part of your response, please provide us with a sample calculation using amounts as of December 31, 2022. Also, revise your calculation to subtract deferred offering costs.

Response:

As described in Note 2 of the Notes to Consolidated Financial Statements as of December 31, 2022 in accordance with ASR 268 and ASC 480, the Company’s preferred equity was classified as temporary equity for (i) Series A preferred stock due to in-substance contingent redemption rights and (ii) for NCNV preferred stock redemption rights outside the control of the Company. As such, the preferred shares were identified as such and were excluded in determining net tangible book value (deficit) (“NTBV”) of common stock. However, as of December 31, 2023 with the recapitalization completed on December 30, 2023 the NCNV preferred stock has been eliminated and the new NCNV preferred stock 1, NCNV preferred stock 2 and NCNV preferred stock 3 do not contain redemption rights outside the control of the company and will be classified as permanent equity. As of December 31, 2023, the total of the Company’s preferred stock would be excluded in determining the NTBV of common stock. The Company has revised the second paragraph of the DILUTION section as follows and on page 54 of Amendment No. 2.

“Historical net tangible book value (deficit) per share represents our total tangible assets less our liabilities and preferred stock ~~that is not included in equity~~ divided by the total number of shares of common stock outstanding.”

The following is a sample calculation of NTBV of common stock as of December 31, 2022:

(In Thousands, except per share data)

Total Assets	$18,208
Less:
Total Liabilities	$65,677
Preferred Equity	$64,131
Net Tangible Book Value (Deficit) of Common Stock	$(111,600)
Common stock, shares issued and outstanding	167,666
Net Tangible Book Value (Deficit) of Common Stock per share	$(665.61)

In response to the Staff’s comment the Company has revised its dilution calculation to clarify that deferred offering costs are deducted from the offering as follows and on page 54 of Amendment No. 2:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value (deficit) per share of common stock as of December 31, 2023	$
Increase in pro forma net tangible book value (deficit) per share of common stock attributable to investors in this offering (net of deferred offering costs)	$
Pro forma as adjusted net tangible book value (deficit) per share of common stock after giving effect to this offering	$
Dilution per share of common stock to investors in this offering	$

Securities and Exchange Commission

March 29, 2024

zSpace Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 9

12.	We note that you exclude inventory write-offs from Adjusted EBITDA. Please tell how you determined this non-GAAP adjustment is consistent with Question 100.01 of the Non-GAAP C&DIs. In this regard, it would appear that inventory charges are a normal, recurring operating expense.

Response:	In response to the Staff’s comment, the Company is providing the Staff with the following description of the inventory write-off adjustments that are reflected in the Company’s Adjusted EBITDA measures, and an explanation of how the Company determined that such adjustments are appropriate based on the guidance in Question 100.01 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

As mentioned in the Company’s explanation of its calculation of Adjusted EBTIDA on page 12 of Amendment No. 2, the Company excluded inventory write-offs associated with product and component shortages due to COVID-19 pandemic-related supply chain disruptions. The recent supply chain disruptions are also disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations under Supply Chain Challenges on page 60 and 61 of Amendment No. 2, in Critical Accounting Estimates on page 69 of Amendment No. 2, and in Notes 1 in Notes to Consolidated Financial Statements on page F-8 of Amendment No. 2.

These shortages resulted in the unavailability of certain microchips and other electronic components, which caused engineering redesigns of certain products that required alternative components. These product redesigns caused the Company to reserve for certain unused redesigned components and unfulfilled purchase commitments, resulting in the $1.3 million charge related to nonrecurring costs. The Company determined that these adjustments were appropriate based on the guidance in Question 100.01 because the semiconductor and other electronic component shortage issues were due to the impact on supply chains stemming from the global pandemic, which were unusual and non-recurring events and not normal recurring expenses necessary to operate the Company’s business. Currently, the Company has not incurred similar expenses and does not expect these adjustments to be recurring in the future.

Securities and Exchange Commission

March 29, 2024

In order to further clarify this item, the Company has amended the Adjusted EBITDA line-item description for this excluded non-recurring item on pages 13 and 60 of Amendment No. 2 as follows:

COVID-19 related inventory expenses*	$1,320

* Costs associated with excess and obsolete inventory items that resulted from the effects of the globally constrained supply of semiconductor and other electronic components due to the COVID-19 pandemic.

The Company believes that adjusting these items as part of its presentation of Adjusted EBITDA provides meaningful supplemental information about the Company’s operating performance, enhances comparability of current results to prior periods, and may be useful for investors to analyze the company’s financial performance because it excludes amounts that the Company does not consider part of its normal, recurring cash operating expenses necessary to operate the business.

Factors Affecting Our Performance, page 60

13.	You state that there is "significant 'stickiness' and utilization" of your applications and solutions. Please tell us how you measure "stickiness" and what retention and/or other customer metrics management uses to monitor your ability to retain and grow your customers. To the extent material, revise to include a quantified discussion of such measures.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 61-62 of Amendment No. 2 to remove the reference to “stickiness” and to explain how the Company measures its ability to retain and grow its customers and what other customer metrics the Company uses to monitor its ability to retain and grow its customers, and has included a quantified discussion of such measures.

Liquidity and Capital Resources, page 66

14.	Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 2 to disclose the minimum period of time that it will be able to conduct planned operations using only currently available capital resources.

Securities and Exchange Commission

March 29, 2024

Management, page 79

15.	You disclose that two of your directors, Pankaj Gupta and Amit Jain, are affiliated with dSpace Investments Ltd, the controlling stockholder of the company. Please disclose whether there are any agreements or arrangements for representatives of dSpace to serve on the board. If so, disclose the terms of those agreements or understandings.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 82-83 and 96-97 of Amendment No. 2 to disclose that the Company entered into an Amended and Restated Voting and Rights Agreement, dated December 4, 2020 (the “Voting and Rights Agreement”), pursuant to which dSpace has the right to designate all members of the Company’s board of directors, and all stockholders party to such Voting and Rights Agreement have agreed to vote to elect such designated members. The Company has also disclosed that the Voting and Rights Agreement terminates immediately prior to the consummation of the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, and in connection with such offering the Common Stock is listed for trading on Nasdaq, the New York Stock Exchange or another exchange or marketplace approved by the Board. The Company has also added the Voting and Rights Agreement to the exhibit index in Amendment No. 2, and will file the Voting Agreement as an exhibit in a subsequent filing.

Executive Compensation, page 85

16.	You disclose that you will enter into new employment agreements with your senior management personnel following the closing. Please discuss the terms of the current compensation arrangements of the executive officers. File the employment agreements with your executive officers as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-Ks.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 91-92 of Amendment No. 2 to discuss the terms of the current compensation arrangements of the executive officers. The Company advises the Staff that it has added the employment agreements with its executive officers to the exhibit index in Amendment No. 2, and will file the agreements in a subsequent filing.

Securities and Exchange Commission

March 29, 2024

Principal Stockholders, page 90

17.	Please revise to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by bSpace Investments Ltd, dSpace Investments Ltd and KIA.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 96-97 of Amendment No. 2 to identify the natural persons who exercise the voting and/or dispositive powers with respect to the securities owned by bSpace Investments Ltd, dSpace Investments Ltd. and KIA.

Underwriting, page 104

18.	Please disclose the exceptions to the lock-up agreements with your officers, directors and principal stockholders.

Response:	In response to the Staff’s comment, the Company advises the staff that the Company is in the process of negotiating any exceptions to the lock-up agreements, and will update the disclosure in the next submission to the SEC. The Company has revised the disclosure on pages 45, 105 and 112-113 of Amendment No. 2 to avoid any confusion.

Consolidated Financial statements

Note 2. Summary of Significant Accounting Policies

Accounting Pronouncements Issued, But Not Yet Adopted, page F-17

19.	Please revise to disclose that, as a result of your election to use the extended transition period for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 44, 71 and F-17 of Amendment No. 2 to disclose that, as a result of the Company’s election to use the extended transition period for complying with new or revised accounting standards, its financial statements may not be comparable to companies that comply with public company effective dates.

Securities and Exchange Commission

March 29, 2024

Note 7. Stock-based Compensation Expense

Determination of fair value of stock options,, page F-27

20.	We note your disclosure that the weighted-average grant-date fair value of options granted in the year ended December 31, 2022 was nil. Please tell us the fair value of the underlying common stock for the options granted in 2022 and explain why the resulting grant-date fair value was nil.

Response:	In response to the Staff’s comment, the Company advises the Staff that in September 2022, pursuant to the Company’s 2017 Equity Incentive Plan, the Company awarded 7,533,333 stock options, of which 210,107 stock options were awarded to recently hired employees and 7,323,227 stock options were awarded to other employees at an exercise price of $3.00 per share. As described in Note 7 beginning on page F-27, in accordance with ASC 718 - Stock Compensation, the Company determined that the 100% of the September 2022 grants were performance based which would only vest subject to time-based and performance condition vesting requirements. The performance condition for both sets of options assumed a liquidity event which included a reverse capitalization into a special purpose acquisition company based on an agreement dated May 16, 2022 (“Liquidity Event”). As of December 31, 2022, the Company concluded that the events surrounding the occurrence of the Liquidity Event performance condition were not entirely in its control and that it was not probable that such performance condition would be met. As a result, during the period ended December 31, 2022, the Company did not recognize any compensation expense related to granting these options. However, in accordance with ASC 718, the unrecognized compensation expense for these options was disclosed in Note 7.

During the year ended December 31, 2022, the Company granted a total of 7,533,333 options that had a total fair value and unrecognized compensation expense of $5,001,423. The Company determined the grant date fair value and unrecognized compensation expense, as follows:

December 31,
2022
Dividend yield	—
Expected term	0.5 year
Risk-free interest rates	3.4%
Expected volatility	77%
Grant Date Fair Value (per share)	$0.66

Securities and Exchange Commission

March 29, 2024

However, as stated in Note 7, the information provided in the “Determination of fair value of stock options” summary of the Company’s stock option plan, which includes the average grant date fair value, excluded the options issued in September 2022 that have performance conditions. Although these options are discussed separately in the last paragraph of Note 7, upon further review and in acknowledgement of the Staff’s comment, the Company has revised its disclosure beginning on page F-27 such that, in accordance with the objectives of ASC 718-10-50-2, the disclosure of the options that are solely based on fulfilling a service condition and those that are subject to the performance condition are separated completely for better understanding of the entity’s use of share-based compensation and to avoid confusion. For the Staff’s ease of review, the Company is providing the following excerpt of the changes, marked against the prior disclosure:

Determination of fair value of stock options

As of December 31, 2022, the Company had approximately 8.5 million options outstanding, under both Plans, consisting of approximately 1.0 million options outstanding granted solely with time-based vesting requirements and approximately 7.5 million granted with time-based and performance conditioned vesting requirements.

The fair value of stock options granted during the year ended December 31, 2022 was estimated on the grant date using the Black-Scholes valuation model with the following assumptions:

Solely Time-based Vesting

December 31,
2022
Dividend yield	-
Expected term	5.2 - 6.1 years
Risk-free interest rates	1.6% – 3.4%
Expected volatility	54.9% – 56.5%

Performance Conditioned Vesting

December 31,
2022
Dividend yield	-
Expected term	0.5 years
Risk-free interest rate	3.4%
Expected volatility	77%

Dividend Yield - The dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Expected Term - The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. For awards with solely time-based vesting, the Company determines the expected term using the simplified method as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For awards with performance conditioned vesting, the Company determines the expected term as the period through the contractual date of the performance condition (the Liquidity Event), the point at which the options would vest and become exercisable or terminate.

A summary of the Company’s stock option plan and the changes during the year ended December 31, 2022, are presented below:

	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value
Balance, January 1, 2022	967,590	$6.75	9.13	$1,717,364
Options granted			-	-
Solely Time-based Vesting	38,280	1.66
Performance Conditioned Vesting	7,533,333	3.00
Total Options Granted	7,571,613	3.00	-

Forfeited	(4,800)	0.75	-	-
Expired	(6,494)	30.00	-	-
Exercised	(15,684)	0.75	-	-
Balance, December 31, 2022	8,512,225	$6.75	9.58	$-
Vested and Exercisable, December 31, 2022	948,024	$6.75	8.24	$-
Vested and Expected to Vest, December 31, 2022	978,892	$6.75	8.28	$-

For the year ended December 31, 2022, the weighted-average grant-date fair value of options granted was $0.27 per share for the Soley Time-based Vesting grants and $0.66 per share for Performance Conditioned Vesting grants. As of December 31, 2022, total unrecognized stock-based compensation cost was less than $0.1 million which is expected to be recognized on a straight-line basis over a weighted average period of 2.9 years. This excludes the stock options issued in September 2022 that have performance conditions. Additional information on these options is disclosed below in this note

September 2022 Stock Option Issuance

In September 2022, in accordance with the Company’s 2017 Equity Incentive Plan, the Company awarded 7,533,333 stock options, of which 210,107 stock options were awarded to recently hired employees and 7,323,226 stock options were awarded to other employees at an exercise price of $3.00 per share. All of ~~T~~these options are subject to time-based and performance conditioned vesting requirements. The performance condition for both sets of options assumes that a Liquidity Event, which would include a reverse recapitalization, is consummated prior to the time service with the Company terminates. No options vest if the performance condition is not met. As of December 31, 2022, the Company concluded that the events surrounding the occurrence of a Liquidity Event performance condition were not entirely in its control and that it cannot conclude if any of the stock options will vest. Therefore, the Company concluded that it is not probable that the performance condition will be met, and as of December 31, 2022, the Company has not recognized any expense related to the granting of these options. ~~The Company will begin recognizing expense related to the granting of these options upon the occurrence of a Liquidity Event, which will satisfy the performance condition. The fair value of these awards and the unrecognized expense is $5.0 million at December 31, 2022. The Company calculated the fair value of the options using the Black- Scholes valuation model with assumptions for Performance Conditioned Vesting described above. assuming an expected term of 0.5 years, volatility of 77.0%, dividend yield of 0%, and risk-free interest rate of 3.4%.~~

Securities and Exchange Commission

March 29, 2024

September 2022 Stock Option Issuance, page F-28

21.	Please explain to us why an expected term of 0.5 years was used for the September 2022 grant. In this regard, we note from the table on page F-27 that the expected term of options granted in 2022 was between 5.2 years and 6.1 years. Also, explain why the volatility used for this grant was not consistent with the range disclosed on page F-27.

Response:	In response to the Staff’s comment, the Company advises the staff that in September 2022, pursuant to the 2017 Equity Incentive Plan, the Company awarded 7,533,333 stock options, of which 210,107 stock options were awarded to recently hired employees and 7,323,226 stock options were awarded to other employees at an exercise price of $3.00 per share. As described in Note 7 on pages F-27-29, in accordance with ASC 718 - Stock Compensation, the Company determined that the 100% of the September 2022 grants were performance based which would only vest subject to time-based and performance condition vesting requirements. As of December 31, 2022, the Company concluded that the events surrounding the occurrence of the Liquidity Event performance condition were not entirely in its control and that it was not probable that such performance condition would be met. As a result, during the period ended December 31, 2022, the Company did not recognize any compensation expense related to granting these options. However, in accordance with ASC 718, the unrecognized compensation expense for these options was disclosed in Note 7.

Securities and Exchange Commission

March 29, 2024

For Black-Scholes valuation model calculations, the expected term of options is the length of time the grant is expected to be outstanding before it is exercised or terminated. All these options were expected to terminate if the Liquidity Event did not occur. The Liquidity Event had a contractual closing date of no later than March 15, 2023, six months from the grant date of September 2022; as such, the Company used an expected term of six months (0.5 years) to calculate the fair value of these options.

The estimate for expected volatilities, over the estimated time to the Liquidity Event, was based upon an analysis of the historical volatility of peer public companies as well as factors specific to the Company, including, but not limited to, size, expected growth and relative risk. As a part of going public, the Company revaluated its peer group for these performance-based options and used a volatility that is more indicative of the Liquidity Event and timing of potential exit. A volatility of 77.00% was selected for these option grants based on the 409A valuation utilizing this peer group with a valuation date of March 31, 2022 completed in August 2022.

The Company further advises the Staff that the amounts disclosed in the Black-Scholes assumptions table on page F-28 were used to calculate the stock-based compensation expense for equity grants that were not subject to the Liquidity Event performance condition.

Exhibits

22.	Please file the agreements with the two PC Original Equipment Manufacturers with which you partner. We note that you rely on these third parties to produce your hardware and software in connection with your platform and solutions and any termination of the partnerships would have an adverse material impact on the company.

Response:	In response to the Staff’s comment, the Company advises the Staff that it has added the two PC Original Equipment Manufacturer agreements to the exhibit index in Amendment No. 2, and will file the agreements in a subsequent filing.

Securities and Exchange Commission

March 29, 2024

General

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	In response to the Staff’s comment, the Company has submitted a copy of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

*       *       *

Securities and Exchange Commission

March 29, 2024

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 2 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Paul Kellenberger
zSpace, Inc.